Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED August 2, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ EDWARD HU
Name:	Edward Hu
Title:	Chief Financial Officer

Date: August 5, 2010

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2010 Results

SHANGHAI, China, August 2, 2010 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for its second quarter ending June 30, 2010.

Highlights

•	Second-Quarter 2010 Net Revenues Increased 21% Year Over Year to $81.0 Million

•	Laboratory Services Net Revenues Grew 18% Year Over Year to $72.6 Million

•	China-Based Laboratory Services Net Revenues Increased 18% Year Over Year to $52.7 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 19% Year Over Year to $19.9 Million

•	Manufacturing Services Net Revenues Grew 55% Year Over Year to $8.4 Million

•	GAAP Diluted Earnings Per ADS Declined 8% Year Over Year to 18 Cents, Reflecting Non-Recurring Deal Costs Associated With the WuXi – Charles River Merger of 4 Cents Per Share

•	Non-GAAP Diluted Earnings Per ADS Increased 10% Year Over Year to 27 Cents

•	Company Increases Full-Year 2010 Guidance for Operating Income to 15-20% Growth, Reconfirms Remaining Full-Year 2010 Guidance

Management Comment

“WuXi had a strong second-quarter, with results in line with, or at the upper end of ranges for, results provided in our announcement on July 15, 2010,” said Dr. Ge Li. “We achieved 21% year-over-year revenue growth. That revenue growth was broad-based, with each of our businesses contributing at least 18% year-over-year revenue growth. Gross margin and operating margin were also strong. We met or exceeded our projections for second-quarter 2010 performance. We are increasing our guidance for operating income for full-year 2010 and reconfirming the remainder of the increased full-year 2010 financial guidance that we announced on July 15.

“On July 29, WuXi announced that we and Charles River Laboratories would not proceed with our planned combination due to insufficient support among Charles River shareholders,” Dr. Li continued. “We received a breakup fee of $30 million, which we will record in the third quarter and which more than offsets our transaction-related expenses. This outcome will have no effect on our strategy or operations, and we remain committed to our goal of building a broad, integrated platform of R&D services. This platform will help our customers to improve the success of discovery and shorten the development time of new products to meet unmet patient needs. This open-access service platform will allow customers to use the entire portfolio of our services or any portion of it.

“WuXi is achieving strong current financial performance while making the investments to continuously build capabilities and capacities in our core Laboratory Services business and our new large-scale manufacturing and toxicology businesses. With a sound strategy, market-leading position, and talented people, our future remains bright,” Dr. Li concluded.

GAAP Results

Second-quarter 2010 net revenues increased 21% year over year to $81.0 million due to 18% growth in Laboratory Services net revenues and 55% growth in Manufacturing Services net revenues. Revenue growth in Laboratory Services was strong in both discovery chemistry and downstream services and in both China and the United States. Revenue growth in Manufacturing Services was driven by increasing demand for clinical-trial supplies.

Second-quarter 2010 GAAP gross profit increased 23% year over year to $33.2 million due to strong contributions from both Laboratory Services and Manufacturing Services, driven by revenue growth and gross-margin improvement in both segments. Second-quarter 2010 GAAP gross margin improved year over year due to improved project mix in both Laboratory Services and Manufacturing Services and benefits of Lean Six Sigma programs undertaken in the United States. This gross margin improvement occurred in spite of a larger contribution from the relatively lower-margin Manufacturing Services business and increased expenses related to the ramp-up of the Suzhou toxicology facility.

Second-quarter 2010 GAAP operating income grew 18% year over year to $16.1 million, driven by the 23% increase in gross profit and lower operating expenses driven by cost control, offset by $2.9 million of non-recurring deal costs relating to the previously proposed combination with Charles River Laboratories, mostly third-party professional service fees.

Second-quarter 2010 GAAP net income declined 6% year over year to $13.8 million due to an unfavorable change in other income (expenses) net and higher taxes, offset by the 18% increase in operating income, which was impacted by $2.9 million of non-recurring deal costs relating to the previously proposed combination with Charles River Laboratories. In second-quarter 2009, other income (expenses) net included gains from settlement of escrow shares of $1.7 million associated with the AppTec acquisition. The year-over-year increase in tax expense was mainly driven by higher 2010 China statutory tax rates compared to 2009 as a result of the income tax transitional phase-out rules in China.

Second-quarter 2010 GAAP diluted earnings per ADS decreased 8% to 18 cents, mainly due to the 6% decrease in net income. Non-recurring deal costs associated with the terminated WuXi – Charles River merger had an impact of 4 cents per share.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses, amortization of acquired intangible assets and the associated deferred tax impact, and non-recurring deal costs relating to the previously proposed combination with Charles River Laboratories.

Second-quarter 2010 non-GAAP gross profit increased 23% year over year to $35.0 million, due to strong contributions from both Laboratory Services and Manufacturing Services, driven by revenue growth and gross-margin improvement in both segments. Second-quarter 2010 non-GAAP gross margin improved year over year due to improved project mix in both Laboratory Services and Manufacturing Services and benefits of Lean Six Sigma programs undertaken in the United States. This gross margin improvement occurred in spite of a larger contribution from the relatively lower-margin Manufacturing Services business and increased expenses related to the ramp-up of the Suzhou toxicology facility.

Second-quarter 2010 non-GAAP operating income increased 32% year over year to $22.5 million, driven by the 23% increase in gross profit and lower operating expenses driven by cost control.

Second-quarter 2010 non-GAAP net income grew 12% year over year to $19.9 million due to the 32% increase in operating income, offset by an unfavorable change in other income (expenses) net and higher taxes. In second-quarter 2009, other income (expenses) net in second-quarter 2009 included gains from settlement of escrow shares of $1.7 million associated with the AppTec acquisition. The year-over-year increase in tax expense was mainly driven by higher 2010 China statutory tax rates compared to 2009 as a result of the income tax transitional phase-out rules in China.

Second-quarter 2010 non-GAAP diluted earnings per ADS increased 10% to 27 cents, mainly due to the 12% increase in net income.

2010 Financial Guidance

The Company is pleased to increase its guidance for full-year 2010 operating income and to reconfirm the rest of its previous financial guidance for 2010 provided on July 15, 2010. All comparative comments refer to year-over-year comparisons. The Company’s current guidance for 2010 is as follows:

•	Total net revenues of $320-325 million, which represents 19-20% growth

•	Growth in net revenues of China-based Laboratory Services of 16-18%

•	Double-digit growth in net revenues of U.S.-based Laboratory Services

•	Growth of net revenues of Manufacturing Services of at least 70%

•	A decline in GAAP and non-GAAP gross margins of two to three percentage points

•	Growth in non-GAAP operating income of 15-20%, compared to 10-15% in previous guidance

•	Capital expenditures of about $50 million

•	Effective tax rate of 13-15%, excluding one-time transaction costs

The Company provides the following guidance for third-quarter 2010 performance:

•	Total net revenues of $78-$80 million

•	Net revenues of China-based Laboratory Services of $55-$56 million, representing 15-17% growth

•	A decline in gross margin as expected and in line with our full-year financial guidance

“Strong trends toward greater outsourcing and offshoring of pharmaceutical R&D services will continue for years,” Dr. Li concluded. “As the leading China-based CRO, WuXi is well positioned to benefit from these trends. WuXi has excellent prospects to sustain strong revenue and income growth for many years to come.”

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	June 30, 2010	December 31, 2009
Assets:
Current assets:
Cash and cash equivalents	79,122	80,510
Restricted cash	1,481	1,358
Short-term investment	22,170	22,083
Accounts receivable, net	57,712	45,817
Inventories	11,281	14,276
Prepaid expenses and other current assets	9,892	10,125

Total current assets	181,658	174,169
Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	189,366	181,830
Intangible assets, net	5,286	6,634
Prepaid land use rights	5,278	5,308
Deferred tax assets	9,767	9,514
Other non-current assets	5,028	5,890

Total non-current assets	238,681	233,132

Total assets	420,339	407,301

Liabilities and Equity:
Current liabilities:
Short-term and current portion of long-term debt	10,257	34,415
Accounts payable	13,497	14,356
Accrued expenses	16,893	17,072
Deferred revenue	6,509	4,554
Advanced subsidies	2,241	2,800
Other taxes payable	2,114	2,901
Other current liabilities	6,423	4,239
Liabilities of discontinued operations (Note 1)	—	—

Total current liabilities	57,934	80,337

Non-current liabilities:
Long-term debt, excluding current portion	1,985	2,115
Advanced subsidies	1,283	1,420
Convertible notes	35,864	35,864
Other non-current liabilities	6,628	7,432

Total non-current liabilities	45,760	46,831

Total liabilities	103,694	127,168

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 556,144,592 and 550,609,256 issued and outstanding as of June 30, 2010, and December 31, 2009, respectively)	11,123	11,012
Additional paid-in capital	326,247	320,672
Accumulated deficit	(39,355)	(68,631)
Accumulated other comprehensive income	18,630	17,080

Total equity	316,645	280,133

Total liabilities and equity	420,339	407,301

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	% Change	2010	2009	% Change
Net revenues:
Laboratory Services	72,581	61,489	18%	139,579	118,084	18%
Manufacturing Services	8,456	5,464	55%	22,060	8,017	175%

Total net revenues	81,037	66,953	21%	161,639	126,101	28%

Cost of revenues:
Laboratory Services	(41,171)	(35,204)	17%	(80,456)	(69,059)	17%
Manufacturing Services	(6,659)	(4,670)	43%	(17,558)	(6,643)	164%

Total cost of revenues	(47,830)	(39,874)	20%	(98,014)	(75,702)	29%

Gross profit:
Laboratory Services	31,410	26,285	19%	59,123	49,025	21%
Manufacturing Services	1,797	795	126%	4,502	1,374	228%

Total gross profit	33,207	27,080	23%	63,625	50,399	26%

Operating expenses:
Selling and marketing expenses	(2,333)	(2,413)	(3%)	(4,615)	(3,747)	23%
General and administrative expenses	(14,785)	(11,031)	34%	(25,485)	(22,741)	12%

Total operating expenses	(17,118)	(13,444)	27%	(30,100)	(26,488)	14%

Operating income	16,089	13,636	18%	33,525	23,911	40%

Other income (expenses), net:
Other income (expenses), net	433	2,975	(85%)	616	6,368	(90%)
Interest income (expenses), net	159	144	11%	257	94	173%

Total other income (expenses), net	592	3,119	(81%)	873	6,462	(86%)

Income before income taxes	16,681	16,755	0%	34,398	30,373	13%
Income tax (expenses) benefit	(2,923)	(2,069)	(41%)	(5,122)	(3,952)	30%

Net income	13,758	14,686	(6%)	29,276	26,421	11%

Basic net earnings per ADS:	0.20	0.22	(8%)	0.42	0.39	8%

Diluted net earnings per ADS:	0.18	0.20	(8%)	0.39	0.36	9%

Weighted average ADS outstanding—basic	69,416,476	67,944,436		69,246,669	67,469,104
Weighted average ADS outstanding—diluted	74,591,847	73,152,798		74,465,668	73,356,170

*	Not meaningful

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	%	2010	2009	%
GAAP gross profit	33,207	27,080	23%	63,625	50,399	26%
GAAP gross margin	41%	40%		39%	40%
Adjustments:
Share-based compensation	997	562		1,885	1,153
Amortization of acquired intangible assets	764	764		1,528	1,528

Non-GAAP gross profit	34,968	28,406	23%	67,038	53,080	26%
Non-GAAP gross margin	43%	42%		41%	42%

GAAP operating income	16,089	13,636	18%	33,525	23,911	40%
GAAP operating margin	20%	20%		21%	19%
Adjustments:
Share-based compensation	2,748	2,659		5,069	4,658
Amortization of acquired intangible assets	764	764		1,528	1,528
Non-recurring deal cost	2,933	—	*	2,933

Non-GAAP operating income	22,534	17,059	32%	43,055	30,097	43%
Non-GAAP operating margin	28%	25%		27%	24%

GAAP net income	13,758	14,686	(6%)	29,276	26,421	11%
GAAP net margin	17%	22%		18%	21%
Adjustments:
Share-based compensation	2,748	2,659		5,069	4,658
Amortization of acquired intangible assets	764	764		1,528	1,528
Deferred tax impact related to acquired intangible assets	(296)	(296)		(592)	(592)
Non-recurring deal costs	2,933	—	*	2,933	—	*

Non-GAAP net income	19,907	17,813	12%	38,214	32,015	19%
Non-GAAP net margin	25%	27%		24%	25%

GAAP net income	13,758	14,686	(6%)	29,276	26,421	11%
Add back:
Depreciation and amortization	6,851	5,620	22%	13,230	10,627	24%
Interest (income) expenses, net	(159)	(144)	11%	(257)	(94)	173%
Income tax expenses	2,923	2,069	41%	5,122	3,952	30%

EBITDA	23,373	22,231	5%	47,371	40,906	16%
Adjustments:
Share-based compensation	2,748	2,659	3%	5,069	4,658	9%
Mark-to-market gains (losses) from foreign-currency forward contracts	(200)	401	*	416	(2,219)	*
Non-recurring deal costs	2,933	—	*	2,933		*
Impairment charge from discontinued operations	—	—		—	—	*

Adjusted EBITDA	28,854	25,291	14%	55,789	43,345	29%

Income attributable to holders of ADS (Non-GAAP):
Basic	19,907	17,813	12%	38,214	32,015	19%
Diluted	19,907	17,813	12%	38,214	32,015	19%

Basic earnings per ADS (Non-GAAP)	0.29	0.26	9%	0.55	0.47	16%
Diluted earnings per ADS (Non-GAAP)	0.27	0.24	10%	0.51	0.44	18%

Weighted average ADS outstanding—basic	69,416,476	67,944,436		69,246,669	67,469,104
Weighted average ADS outstanding—diluted	74,591,847	73,152,798		74,465,668	73,356,170

*	Not meaningful

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	%	2010	2009	%
Net revenues:
China-based Laboratory Services	52,673	44,810	18%	102,645	86,458	19%
U.S.-based Laboratory Services	19,908	16,679	19%	36,934	31,626	17%

Subtotal	72,581	61,489	18%	139,579	118,084	18%

China-based Manufacturing Services	8,456	5,464	55%	22,060	8,017	175%

Total net revenues	81,037	66,953	21%	161,639	126,101	28%

Conference Call

WuXi will hold a conference call at 10:00 am EDT to discuss the results and the outlook for WuXi’s business. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-930-346

United Kingdom: 0-808-234-6646

International: +65-6723-9381

Conference ID: 90840146

Web PIN: 8656

A replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Passcode: 90840146

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided second-quarter 2009 and 2010 gross profit, gross margin, operating income, operating margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization of acquired intangible assets and associated deferred tax impact, and non-recurring deal costs relating to the previously proposed combination with Charles River Laboratories. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit, operating income, and diluted earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including those with respect to our financial guidance for third-quarter 2010 and full-year 2010 and prospects generally, anticipated customer benefits of our integrated R&D platform, expected strong performance of all our businesses and industry trends favoring outsourcing and offshoring R&D, are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, potential customer, employee and management distraction following the termination of our proposed combination with Charles River Laboratories, continued uncertainty in the global economy, the pressures being felt by our customers, and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; our ability to retain our existing customers or expand our customer base; and future regulatory or legislative actions. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2009 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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